John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

November 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Evan Ewing
Jay Ingram

RE:	Enovix Corporation
Registration Statement on Form S-3
Filed on November 13, 2023
File No. 333-275524

Ladies and Gentlemen:

On behalf of Enovix Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 20, 2023 with respect to the Company’s Registration Statement on Form S-3, as filed on November 13, 2023. Concurrently with the submission of this letter, the Company is filling its first amendment to the registration statement on Form S-3 (the “Amendment No. 1”) via EDGAR.

The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments.

Registration Statement on Form S-3 filed on November 13, 2023

Selling Stockholder, page 12

1.

Please disclose the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling stockholder and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 12 of Amendment No. 1.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

November 28, 2023

Page Two

Please contact me at (650) 843-5059 or at jmckenna@cooley.com with any questions or comments regarding the Company’s response to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ John T. McKenna
John T. McKenna

cc:	Arthi Chakravarthy – Enovix Corporation
Matthew B. Hemington – Cooley LLP
Kate L. Nichols – Cooley LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com